

March 24, 2022

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, Peoples Republic of China

> **Re: Wins Finance Holdings Inc.**
> **Form 20 for Fiscal Year Ended June 30, 2021**
> **Filed October 29, 2021**
> **File No. 333-204074**

Dear Mr. Mu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2021

General

1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

Report of Independent Registered Public Accounting Firm, page F-4

2. We note the independent auditors report for fiscal year ended June 30, 2020 is qualified due to the loss of control over Shanxi Jincheng Agriculture Co. Ltd and Shanxi

Renhui Mu
Wins Finance Holdings Inc.
March 24, 2022
Page 2

Dongsheng Finance Guarantee Co., Ltd. since June 9, 2020. As a result, the independent auditors state that they were unable to carry out any audit procedures or to obtain information necessary to perform an audit of these subsidiaries. A qualification with respect to the scope of the audit of the financial statements results in financial statements that do not meet the requirements of Rule 2-02(b) of Regulation S-X. Please refer to SAB Topic 1E.2 and revise your filing or tell us how you intend to comply.

3.   Please revise your filing to provide an independent auditors report covering the fiscal year ended June 30, 2019 financial statements that are included in your filing.

Consolidated Statements of Changes in Stockholders' Equity, page F-7

4.   Please revise your filing to include a Consolidated Statement of Changes in Stockholder's Equity covering the latest three years as required by Item 8.A.2 of Form 20-F.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Ben Phippen, Staff Accountant, at (202) 551-3697 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance